Exhibit 99.1

PERNOD RICARD USA SELLS RICH & RARE AND ROYAL CANADIAN BRANDS TO SAZERAC COMPANY

Paris, 2 October 2006 – Pernod Ricard USA and the Sazerac  Company of  New Orleans announced that Pernod Ricard’s Rich & Rare and Royal Canadian Whisky brands will be sold to Sazerac, effective September 29, 2006.

Alain Barbet, President and CEO, Pernod Ricard USA, said the divestiture is consistent with the company’s strategy. “We are sharply focused on the development of our premium brands. The decision to divest these two brands follows a strategic review of our portfolio.”

Mark Brown, CEO of Sazerac said: « We are delighted to have the opportunity to acquire Rich & Rare and Royal Canadian. They will comprise a very important part of our portfolio. »

Terms of the transaction were not disclosed.

For more information, please contact:

Francisco de la VEGA,	Communications VP,	Tel: +33 (0)1 41 00 40 96
Patrick de BORREDON,	Investor Relations VP,	Tel: +33 (0)1 41 00 41 71
Florence TARON,	Press Relations Manager,	Tel: +33 (0)1 41 00 40 88

or visit our web site at www.pernod-ricard.com

SIEGE SOCIAL : 12, PLACE DES ETATS-UNIS - 75783 PARIS CEDEX 16 – SOCIETE ANONYME AU CAPITAL DE 290 383 913 €

TELEPHONE : 01 41 00 41 00 – TELECOPIE : 01 41 00 40 85 – R.C.S. PARIS B 582 041 943